**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

Leuven, 5 December 2001



Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,



**Patrice J. Thys**
**Executive Vice President**
**Legal and Corporate Affairs**

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

*Background briefing*

## European Commission's decisions have no impact on Interbrew's year 2001 results

Since July 1999, the European Commission has been investigating possible anti-competitive practices in the beer sector in Europe. The investigation involves different companies, one of them being Interbrew, in seven European countries. Following a vigorous independent investigation launched by the company in 1999, Interbrew found out that certain behaviours in the past were incompatible with the competition rules of the European Union.

Interbrew had received a Statement of objections in September 2000, and another Statement of objections had been addressed to Brasserie de Luxembourg Mousel-Diekirch in October 2000. The facts investigated by the Commission regarding Belgium date back to the period 1993-1998 and the practices have stopped early 1998.

These practices have been reported to the EU authorities, together with the corrective measures that have been taken. Interbrew has fully cooperated with the European Commission in its investigation.

Interbrew has taken the necessary measures to guarantee full compliance with the European competition rules prohibiting restrictive agreements and concerted practices. Interbrew sharpened the internal Code of Conduct for all its staff members throughout the organization and introduced a Compliance Programme, comprising a bi-annual internal and external audit.

# *PRESS RELEASE*

## European Commission's decisions have no impact on Interbrew's year 2001 results

Brussels, 5 December, 2001

Interbrew, *The World's Local Brewer©*, confirms that the European Commission has made a decision regarding Interbrew's involvement in restrictive arrangements with other brewers relating to the Belgian beer market between 1993 and 1998 and relating to Luxembourg, covering the period prior to Interbrew taking control of the Mousel and Diekirch breweries.

The decision relating to the investigation in Belgium entails a fine in the amount of EUR 46.5 million. The European Commission has taken into account Interbrew's cooperation in the investigation in Belgium, for which it allowed a material reduction in the fine. The European Commission did not impose any fine on Interbrew in the framework of its investigation in Luxembourg, in view of Interbrew's full cooperation with the Commission.

Back in 1999, when the investigations were launched, Interbrew's Board of Directors instructed Management to cooperate fully with the European Commission. That cooperation continues in the two remaining countries involving Interbrew, France and the Netherlands.

The fine imposed by the European Commission in the Belgian case is in line with Interbrew's expectations. Although the company has not yet received the full decision, it is not, at this stage, anticipated to appeal the decision. Interbrew also confirms that the provision taken in its 1999 accounts is sufficient to fully cover the fine imposed by the European Commission. This fine will therefore have no impact on this year's financial results.

"The events referred to in the decision are old history." said Patrice J. Thys, Executive Vice President and Secretary General of Interbrew, "We now have, in our operations, a strict Compliance Programme and a re-enforced Code of Conduct. On a regular basis, I report to the CEO, the Chairman and the Board of Directors on the implementation of the Compliance Programme."

**Interbrew – *The World's Local Brewer©***
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and specialty brands including Stella Artois®, Hoegaarden®, Leffe®, Bass® Ale, and Beck's® as early as 2002 and after closing of the transaction. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Detailed information on Interbrew can be consulted at www.interbrew.com.

**Additional information:**
Corneel Maes
Vice President External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com